Exhibit 99.1

August 12, 2014

Compensation and Benefits — Frequently Asked Questions (FAQs)

Related to the Agreement and Plan of Merger

On August 1, 2014, Bally Technologies, Inc. (“Bally”) and Scientific Games Corporation (“SciGames”) entered into a definitive agreement (the “Merger Agreement”) to merge the two companies (the “Merger”).  We want to communicate the compensation and benefit arrangements for Bally employees for the period prior to closing of the Merger (“Closing”) and beyond.  We encourage you to refer to the following FAQs for information on the impact of the Merger on your compensation and benefits.

1.             Will my compensation and benefits be changed prior to Closing?

Until Closing, which is expected to occur in early calendar 2015, Bally and SciGames will continue to operate as separate, independent companies. Accordingly, the compensation and benefits programs currently provided by Bally will generally continue in the same manner through Closing.

2.             Will my compensation and benefits be changed after Closing?

Under the terms of the Merger Agreement, during the one-year period after Closing, base salaries and wage rates will be at least equal to those provided by Bally immediately prior to Closing.  In addition, during the one-year period after Closing, other compensation (excluding long-term equity and cash incentive opportunities) and benefits will be no less favorable in the aggregate than those provided by Bally immediately prior to Closing.  While no formal decisions have been made, we generally expect employees of both organizations to be treated the same over time.

3.             Will I be entitled to receive my normal bonus for fiscal year 2014?

Bally will pay fiscal year 2014 bonuses in the normal course based on actual performance through the end of the fiscal year 2014.  Fiscal year 2014 bonuses are expected to be paid in September 2014.

For employees in India, Bally will pay calendar year 2014 bonuses on the normal payment date in a manner consistent with past practice.

4.             How will Bally’s bonus plans for fiscal year 2015 be handled as a result of the Merger?

Bally expects to establish annual bonus programs for fiscal year 2015 that are generally consistent with past years.  Payment amounts will be based on actual quarterly performance and will be pro-rated based on the number of months elapsed during the period prior to Closing.  Bonus payments will be made several months after Closing to eligible employees who remain employed through Closing.  If your employment terminates prior to the payment date for any reason (other than a termination for cause), including by reason of a voluntary resignation, and you are otherwise eligible to receive a bonus, you will receive your bonus payment along with your final pay.  Eligible employees who remain employed following the Closing will then be eligible to participate in SciGames’ calendar year 2015 bonus plan for the remainder of calendar year 2015.

For employees in India, Bally may continue the calendar year 2014 bonus plan or adopt a substantially similar plan in respect of the 2015 calendar year.

5.             What will happen to my 401(k) account?

Your 401(k) account is held in a trust that can only be used to pay benefits to participants.  The assets in the trust cannot be used by Bally or SciGames for any other reason.  Your account remains your account and you can continue to make contributions and can direct your investments as long as you remain in Bally’s 401(k) plans.  In fact, we expect to complete the combination of the Bally and SHFL 401(k) plans in the next few weeks.  Following Closing, the newly combined Bally 401(k) plan and the SciGames 401(k) plan may eventually be combined.

6.             I am participating in the Bally Employee Stock Purchase Plan (ESPP). How will this be handled as a result of the Merger?

If you are currently participating in the Bally Employee Stock Purchase Plan, you may continue to contribute to your account, but you will not be able to increase your current payroll deductions or your current purchase elections from those that were in effect on August 1, 2014, the date we signed the Merger Agreement.  The shares of Bally stock that you purchase through the Bally Employee Stock Purchase Plan will be delivered to you in the normal course, and any accumulated cash remaining in your account immediately prior to Closing will be distributed to you.  At Closing, you will receive the merger consideration of $83.30 for each share of Bally stock that you hold on the date of Closing.  You will need to contact your tax advisor to determine the impact of this treatment on your situation.

7.             Will there be any new offerings under the Bally Employee Stock Purchase Plan?

No, there will be no further offerings under the current Bally Employee Stock Purchase Plan after the end of the current quarterly offering.  If you do not already participate in the current Bally Employee Stock Purchase Plan, you may not participate now.

8.             I own shares of Bally stock. How will these be handled as a result of the Merger?

Upon Closing, you will receive the merger consideration of $83.30 for each of share of Bally stock that you hold on the date of Closing.  You will need to contact your tax advisor to determine the impact of this treatment on your situation.

9.             I have been granted Stock Options prior to August 1, 2014, the date of the Merger Agreement, under Bally’s long-term incentive plans. How will these be handled as a result of the Merger?

Until Closing, and subject to any blackout periods that may apply, you will be able to exercise any of your vested stock options.

Upon Closing, each of your vested and unvested stock options that were granted prior to August 1, 2014, and that are outstanding and unexercised on the date of Closing will be cancelled in exchange for a cash payment payable shortly after Closing, equal to $83.30, less the exercise price of the stock option and any applicable withholding taxes (in other words, all unvested stock options will accelerate at Closing, regardless of the terms of such stock options).  The mechanics of this cash payment will be determined in the coming months.

10.          I have been granted Restricted Stock or Restricted Stock Units prior to August 1, 2014, the date of the Merger Agreement, under Bally’s long-term incentive plans. How will these be handled as a result of the Merger?

Upon Closing, each of your vested and unvested shares of Restricted Stock or Restricted Stock Units that were granted prior to August 1, 2014, and that are outstanding on the date of Closing will be cancelled in exchange for a cash payment generally payable shortly after Closing equal to $83.30, less any applicable withholding taxes (in other words, all unvested awards will accelerate at Closing, regardless of the terms of such awards).  The mechanics of this cash payment will be determined in the coming months.

11.          Does Bally intend to make its discretionary equity awards and if so, when?

Under the terms of the Merger Agreement, our Board of Directors may make an annual grant of equity awards in November 2014 (the “November 2014 Awards”).  The November 2014 Awards will generally be similar in scope and amount as in prior years.  Individual grants may vary.  Any grants made under the November 2014 Awards will be made in lieu of any further annual awards from Bally.  If you are a U.S. employee who ordinarily receives discretionary equity awards, such awards will generally consist of Restricted Stock Units, and if you are a non-U.S. employee, depending on your country of residency, such awards may consist of cash equivalent awards or Restricted Stock, all of which will vest in four equal annual installments based on your continued employment through the applicable vesting date.  These grants will not accelerate and vest as a result of Closing.

12.          How will any November 2014 Awards that I receive be handled as a result of the Merger?

Upon Closing, all of the equity grants made under the November 2014 Awards will be converted into restricted stock units (or shares of restricted stock, as applicable) relating to shares of Class A common stock of SciGames using a customary exchange ratio.

Following this conversion, the November 2014 Awards will continue to vest as scheduled based on your continued employment through the applicable vesting dates, except that if your employment is terminated without cause or if you resign for “good reason” (generally, as defined in Bally’s 2010 Long-Term Incentive Plan) within one year following Closing, you will be given service credit for vesting purposes for your months of service following Closing plus an additional 12 months.

For example, if your employment is terminated without cause in the third month following Closing, your November 2014 Awards that are scheduled to vest within the next 15 months (equal to three months for your service following Closing, plus an additional 12 months) will immediately vest upon your termination of employment.

13.          I was newly hired or promoted after August 1, 2014, the date of the Merger Agreement. How will any equity awards that I am entitled to receive in connection with my hiring or promotion be handled as a result of the Merger?

Any new-hire or promotion awards will generally consist of time-vesting Restricted Stock Units that vest in four equal annual installments based on your continued employment through the applicable vesting date.  Upon Closing, these awards will generally be treated in the manner described above in Question 12.

14.          I have generally been eligible to receive discretionary equity awards from Bally.  Will I continue to be eligible to receive annual equity awards from SciGames following Closing?

With respect to the first annual equity award cycle of SciGames immediately following Closing, SciGames has agreed to seek approval from its board of directors to grant equity awards to the recipients of November 2014 Awards (and, in SciGames’ sole discretion, certain other Bally employees) whose employment continues following Closing through the date of grant.

These awards will be made when SciGames makes its ordinary course annual equity grants to its own employees.  The size of any of these awards will be determined by SciGames’ Compensation Committee in its sole discretion.

15.          What if my employment is terminated following Closing?

If you are a U.S. employee and your employment is terminated without cause within the one-year period following Closing, you will generally be eligible to receive the greater of:

•                  the severance payments and benefits provided in your employment agreement or other individual employment arrangement with Bally; or

•                  the following severance payments and benefits:

•                  two weeks of base pay per year of service (subject to a minimum of four weeks of base pay and a maximum of 26 weeks of base pay), paid on your regularly scheduled payroll dates and less any applicable tax withholdings; and

•                  outplacement services for a period of three months.

If you are a non-U.S. employee and your employment is terminated within the one-year period following Closing, you will generally be eligible to receive the severance payments and benefits that you would have normally received upon a termination of your employment by Bally prior to Closing.

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